SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO
SUE
 FRENCH UNION
 FOR UNLAWFUL STRIKE IN
CARCASSONNE

Ryanair, Europe's leading low fares airline, today
(
Monday, 2
nd
 June 2008
)

announced
that it
has filed

legal proceedings for damages against French trade union
,
Confederation General de Travail (CGT).

 These proceedings arise from
losses suffered during last weekend'
s
unlawful
strike
s

(Saturday 24
th
 to Monday 26
th
 May)
by members of the union employed in
check-in
,
security

and fuelling
duties
at
 Carcassonne Airport.
One such instance involved the decision by a fueller to go on strike as a Ryanair aircraft was on approach to the airport
, necessitating the diversion of the aircraft to
Perpignan
 and consequently that aircraft and two subsequent flights were unable to transport the return passengers.
These damages arise from compensation claims filed by passengers whose flights were delayed or cancelled
 as a result of this
unlawful
strike and further
costs

suffered
 by Ryanair in flying empty aircraft back to
London,
Dublin
 and
Charleroi.

Co
nfirming
 these proceedings, Ryanair's Deputy
CEO
, Michael Cawley, said
:

"
The action by the striking workers at Carcassonne Airport was unlawful,

unwarranted
and caused
 considerable
hardship for our passengers as well

as
significant costs for them and for the airline.
The
fueller
in
 Carcassonne
walk
ed

off
the job
just
as
a Ryanair
aircraft
was on approach to landing
at
the airport
. This type

of anarchy

highlights the flagrant
dis
r
egard which the union's members

have for the travelling

public
 in
C
arcassonne
.

Prior to Ryanair arriving at

Carcassonne Airport seven

years ago there were no passengers
at
airport. Consequently, there was no employment
for many of these
union
 members who
now
mistakenly believe that they can simply walk off the
 job with no notice and thereby
stran
d hundreds of passengers at the
airport
.

“Ryanair and its passengers are not prepared to suffer the costs of these unlawful and unwarranted actions. The European Union claims that airlines can recover costs for these unlawful disruptions and it’s about time that this law was tested. We do not wish to deprive individuals of their right to strike. However, if they wish to go on strike then they should give airlines and passengers sufficient notice to allow for alternative plans to be made. We do not believe that it is fair, reasonable or lawful that airport employees simply walk off the job and endanger the safety of passengers and aircraft as they are coming in to land at Carcassonne.

"
W
e
 are
 this week
fil
ing
 papers in a lawsuit against
CGT
, the trade union to which the
s
trikers belong
 seeking damages and an undertaking that future strikes will take place only afte
r adequate notice has been
given
 to airlines
 and passengers at
Carcassonne
"
.

Ends

    Monday, 2
nd
 June 2008

For reference:

Lorna Farren

Pauline McAlester

                    Ryanair

Murray Consultants

Tel: 00 353 1 812 1
271
           Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  02 June, 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director